LTCELEBRATIONS

DBA LYFETYMES

FINANCIAL STATEMENTS AS OF 12/31/18

10/15/19

LT Celebrations

INDEX TO FINANCIAL STATEMENTS (unaudited)

Table of Contents

LT Celebrations

BALANCE SHEETS

December 31st, 2018

Assets

Cash	$ 50,000
Total Assets	$ 50,000

Liabilities and Member's Equity

Liabilities	$ -
Short-Term Liabilities	$ -
Long-Term Liabilities	
Operating Cash Loan	$ 50000
Equity	$ -
Total liabilities & Equity	$ 50000

LT Celebrations

Statement of Operations and Retained Earnings

For the Period from July 2018 (Inception) to December 31st, 2018

Assets

Revenue	$ -
Expenses	$ 35,203
Breakdown:	
Employee Compensation	$ -
Legal & Professional Services	$ 1552
Computer and Internet	$ 57
Advertising	$ 1184
Supplies/Office Expenses	$ 907
Technology Build & Development	$ 31503
Employee Compensation	$ -
Net Income	$ (35,203)
Retained Earnings, beginning of period	$ -
Retained Earnings, end of period	$ -

LT Celebrations

Statement of Cash Flows

For the Period from July 2018 (Inception) to December 31st, 2018

Assets

Cash Flows from Operating Activities	$ -
Cash Flows from Investing Activities	$ -
Cash Flows from Financing Activities	$ -
Net change in Cash and Cash equivalents	$ -
Cash, beginning of period	$ 50000
Cash, end of period	$ 14797

THE FINANCIAL STATEMENTS

(unaudited)

LT Celebrations

Notes to Financial Statement

1. Summary of Significant Accounting Principles

Operating Cash- This is 0% loan with no maturity date, issued by Company's Founder and CEO. This loan will be paid back once the company is profitable and deemed to be in good financial health.

Nature Of Business: LT Celebrations DBA Lyfetymes was founded July 2018 in Texas with the intent of operating as an auto scaling, Celebrations Hosting Platform and Two Sided Marketplace for both users to plan any celebrations, milestones or parties and as well as enterprise usage from Vendors and Venues to source and advertise to potential clients from ideation to memories

Management Plans: The company's strategic plans for 2020 and beyond is focused on expanding the product to market and gaining more market share through sales, marketing, partnerships and brand awareness. In addition, the company will continue to invest in product development, customer support, CRM and infrastructure. The company believes that access to operating capital raised in the planned equity crowdfunding offering as well as stockholder contributions will enable the company to continue to execute growth plan and launch more platform technology.

Basis of Accounting The accompanying financial statements have been prepared on the accrual `basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes the Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Texas. The Company's first federal tax filing as a registered LLC was Filed in February of 2019. Cost incurred in 2018 was due to technology and engineering investments, marketing and trademark costs to build and brand platform.